

April 27, 2011

<u>Via E-Mail</u>
Randall K. Fields
Chief Executive Officer
Park City Group, Inc.
3160 Pinebrook Road
Park City, Utah 84098

> **Re: Park City Group, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed on September 15, 2010**
> **File No. 000-03718**

Dear Mr. Fields:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 1. Business</u>

<u>Technology, Development and Operations, page 9</u>

1.   We note that although you discuss in the risk factor on page 19 your dependence on technologies licensed from third-party software providers that are incorporated into your products, it does not appear that you have discussed this aspect of your business in material detail in the business section. The material terms of material technology licenses should be described in an appropriate location in the business section. In addition, to the extent you have material license agreements, please provide us with your analysis as to whether you are substantially dependent on one or more of the referenced third-party licenses within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K.

2.   Please tell us what consideration you gave to filing your agreement with respect to the third-party data center hosting facility as an exhibit to your annual report. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K and advise.

Patents and Proprietary Rights, page 11

3.   We note that the company has been awarded nine patents and has several other pending patent applications. Please tell us whether you are substantially dependent on one or more of the patents you reference. Refer to Item 101(h)(4)(vii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

4.   We note your reference to "Section 27A of the Securities Act" and your statement that your Exchange Act filing contains forward-looking statements within the meaning of the Securities Act, which may suggest that you are attempting to rely on the safe harbor provisions of the Act. However, given your status as a penny stock issuer, you are not eligible to rely on the safe harbor provisions of the Securities Act or Exchange Act for forward-looking statements. Refer to Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Exchange Act. Please confirm that you will remove such references in future filings or advise.

Item 10. Directors, Executive Officers and Corporate Governance, page 38

5.   It appears that you did not discuss, on an individualized basis, each director's specific skills or experience that led to the conclusion that such person should serve as a director given the company's business and structure. Refer to Item 401(e)(1) of Regulation S-K. Please advise and confirm that you will include this information in future filings.

Code of Ethics and Business Conduct, page 40

6.   Please tell us whether the code of ethics adopted by you applies to the persons serving as your principal executive, financial, and accounting officers. If so, please confirm that you will include an affirmative statement to this effect in future filings. Refer to Item 406(a) of Regulation S-K.

Executive Compensation

Summary Compensation Table, page 42

7.   In future filings please confirm that you will disclose the aggregate grant date fair value of the stock awards as computed in accordance with FASB ASC Topic 718. Refer to Item 402(n)(2)(v) of Regulation S-K.

8.   You indicate in footnote 2 to the summary compensation table that "a significant portion" of Mr. Fields' compensation is paid to "a management company" wholly owned by Mr. Fields. Please tell us the portion of base salary, as footnoted in the summary compensation table, that was paid to Field Management Inc. and confirm

that you will provide narrative disclosure in future filings, as applicable. In addition, to the extent that amount differs from the amount indicated in the service agreement with Fields Management, please include a discussion of how the new amount was determined. Refer to Item 402(o) of Regulation S-K and advise.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 47

9.   Please tell us to whom the three promissory notes described in this section were issued. Please confirm that in future filing you will include such information, as required by Items 404(d)(1) and 404(a) of Regulation S-K.

10.   It appears that you did not provide the information required by Item 404(a) of Regulation S-K with respect to each applicable related party transaction described in Note 17 to the financial statements. Specifically, we note that you appear to have entered into promissory notes and stock purchase agreements with certain executive officers, which are not described. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned at (202) 551-3457. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-Mail</u>
   Ed Clissold, General Counsel
   Park City Group, Inc.